FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

July 17, 2003

PEREZ COMPANC S.A.

(formerly PC HOLDING S.A.)

(Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084) Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No X

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82 N/A

EXHIBIT		PAGE
A.	Attached hereto as Exhibit A Petrobras Energía Participaciones S.A. (MERVAL: PC, NYSE: PC) informs that through registration with the Inspección General de Justicia (Superintendency of Bodies Corporate) the process involving the change of "Perez Companc S.A." corporate name for "Petrobras Energía Participaciones S.A." was concluded.	3

EXHIBIT A

Attached hereto as Exhibit A Petrobras Energía Participaciones S.A. (MERVAL: PC, NYSE: PC) informs that through registration with the Inspección General de Justicia (Superintendency of Bodies Corporate) the process involving the change of "Perez Companc S.A." corporate name for "Petrobras Energía Participaciones S.A." was concluded.

Buenos Aires, July 17, 2003 - Petrobras Energía Participaciones S.A. (MERVAL: PC, NYSE: PC) informs that through registration with the Inspección General de Justicia (Superintendency of Bodies Corporate) the process involving the change of "Perez Companc S.A." corporate name for "Petrobras Energía Participaciones S.A." was concluded. Such change had been duly approved by the Shareholders´ Regular and Special Meeting held on April 4, 2003.

In addition, Petrobras Energía Participaciones S.A. informs that its controlled company Petrobras Energía S.A. (Buenos Aires: PECO) also concluded the formalities relating to registration with the Inspección General de Justicia of the change of "Pecom Energía S.A." corporate name for "Petrobras Energía S.A.". Such change had also been duly approved by the Shareholders´ Regular and Special Meeting held on April 4, 2003.

The Company and its controlled company Petrobras Energía S.A. are taking all necessary actions to change the codes for trading on the Buenos Aires Stock Exchange and the New York Stock Exchange.

AFTER THE CHANGE OF THE CORPORATE NAME